April 24, 2009

Mail Stop 4561

Mr. William J. Dunaway
FCStone Group, Inc.
1251 NW Briarcliff Parkway
Suite 800
Kansas City, MO 64116

Re: FCStone Group, Inc.
        Form 10-K for the year ended August 31, 2008
        Form 10-Q for the quarter ended November 30, 2008
        File No. 001-33363

Dear Mr. Dunaway:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Daniel L. Gordon
                            Branch Chief